WHITTIER ENERGY

Whittier Energy Corporation

April 5, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jill Davis

Re:	Whittier Energy Corporation – Application for Withdrawal of Registration Statement on Form S-3D (Commission File No. 333-132986)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Whittier Energy Corporation, a Nevada corporation (the “Registrant”), hereby makes application to withdraw the above-referenced Registration Statement. The Registration Statement was filed by the Registrant with the Commission on Form S-3D on April 4, 2006.

The Registration Statement was filed erroneously as submission type S-3D relating to the registration of securities, dividend or interest reinvestment plans. The Registrant intended to file the Registration Statement as submission type S-3, and will re-file the Registration Statement as submission type S-3 promptly upon the withdrawal of the Registration Statement on Form S-3D. The Registrant hereby represents that no securities have been sold pursuant to the Registrant Statement.

Very truly yours,

WHITTIER ENERGY CORPORATION

By:	/s/ Michael B. Young
Michael B. Young
Chief Financial Officer

cc:	H. Roger Schwall
Tangela S. Richter

333 Clay• Suite 700 • Houston, Texas 77002 • (713) 850-1880 • Fax (713) 850-1879